Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition, results of operations and prospects should be read in conjunction with our financial statements and the related notes included elsewhere in the current report on Form 6-K this document forms a part. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Forward-Looking Information” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. Key Information—3.D. Risk Factors” of our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the United States Securities and Exchange Commission on April 29, 2025.

Overview

We are an online marketing solution provider based in mainland China. We are dedicated to helping advertisers manage their online marketing activities to achieve their business goals. Founded in 2014, we advise advertisers on online marketing strategies, offer value-added advertising optimization services and facilitate the deployment of online ads in various forms such as search ads, in-app ads, mobile app ads and social media marketing ads.

Our service categories

Our advertising services are currently focused on SEM services only, which include the deployment of ranked search ads and other display search ads offered by search engine operators.

During the six months ended June 30, 2025, we also provided non-SEM search engine marketing services, including in-feed advertising services. In-feed advertising offered customers with more sophisticated services by deploying ads on various media and presenting differentiated advertising contents.

We regard our business value as revolving around our ability to serve the needs of two major business stakeholders: advertisers and media. On one hand, with our experience and insights in the online advertising industry, we help advertisers to effectively carry out their advertising campaigns by offering advices on online advertising strategies, carrying out advertising optimization and facilitating the deployment of online ads. On the other hand, we help media to connect with advertisers and facilitate the monetization of their advertising resources.

We have built a broad and diverse advertiser base from a broad range of industries, including ecommerce and online service platforms, online travel agencies, financial services, online gaming, car services and advertising agencies, among others. For the six months ended June 30, 2025 and 2024, the number of advertisers (including direct advertisers and third-party advertising agencies subscribing our services on behalf of their advertising clients) were 579 and 217, respectively. Our gross billing was $11.5 million and $9.1 million, respectively. For the six months ended June 30, 2025 and 2024, our top five advertisers contributed 82% and 66% of total gross billing, respectively.

We earn rebates and incentives from media or their authorized agencies (collectively “publishers”) for procuring advertisers to place ads with them, or net fees from advertisers when we purchase ad inventory and advertising services from media and other advertising service providers on their behalf. As such, our customers are comprised of publishers and advertisers. We recognize revenues on a net basis as either rebates and incentives from publishers or net fees from advertisers. For the six months ended June 30, 2025, we generated rebates and incentives from publishers of approximately $96,300 and net fees from advertisers of approximately $186,700, respectively. For the six months ended June 30, 2024, we reversed net fees from advertisers due to over estimation of revenues in prior periods.

Gross billing and media costs

Gross billing is defined as the actual dollar amount of advertising spend of our advertisers, net of any rebates and discounts given by us to the advertisers (if any). We use gross billing to assess the business growth, market share and scale of operations.

Media cost represents the cost for acquisition of ad inventory or other advertising services from media and other advertising service providers, offset by rebates and incentives we receive from the relevant media and advertising service providers (if any).

Factors Affecting Our Results of Operations and Trend Information

Size and spending of advertiser base

We earn revenue in the form of (i) rebates and incentives offered by publishers for procuring advertisers to place ads with them, which are usually calculated with reference to the advertising spend of the advertisers and are closely correlated to the gross billing from advertisers, netting of rebates to advertisers (if any); and (ii) the net fees from advertisers, which are essentially the fees we charge advertisers (i.e. gross billing) net of the media costs and other costs of procuring advertising services we incur on their behalf. Accordingly, our revenue base and our profitability are very much driven by our gross billing with advertisers, and the relevant media’s rebate policies which determine, among other things, the rates of rebates we receive from media (or their authorized agencies). The rebates and incentives we receive from media are calculated as a percentage of the total advertising spend of the advertisers procured by us in a given period, with the percentage typically ranging from 10% to 20%.

The willingness of advertisers to spend their online advertising budget through us is critical to our business and our ability to generate gross billing. Our advertisers’ demand for advertising services can be influenced by a variety of factors including:

1Macro-economic and social factors: domestic, regional and global social, economic and political conditions (such as concerns over a severe or prolonged slowdown in China’s economy and threats of political unrest), economic and geopolitical challenges (such as trade disputes between countries such as the United States and China), economic, monetary and fiscal policies (such as the introduction and winding-down of qualitative easing programs).

2Industry-related factors: such as the trends, preferences and habits of audiences towards online media and their receptiveness towards online advertising as well as the development of emerging and varying forms of online media and contents.

3Advertiser-specific factors: an advertiser’s specific development strategies, business performance, financial condition and sales and marketing plans.

A change in any of the above factors may result in significant cutbacks on advertising budgets by advertisers, which would not only result in a reduction of our revenue but would also weaken our negotiating position with media on rebate policies and negatively impact our ability to earn advertising spend-driven rebates and incentives from media.

Rebate policies offered from publishers and those offered to advertisers

Publishers may change the rebate and incentive policies offered to us based on prevailing economic outlook, competitive landscape of the online advertising market, and their own business strategy and operational targets. For instance, a media may reduce the rate of rebate offered to us for reason of changes in its business strategies, resource reallocation, increased popularity and demand for their media resources, etc., or may adjust their incentive programs or their benchmarks and measuring parameters for incentive offerings based on their changing marketing and target audience strategies. If media impose rebate and incentive policies that are less favorable to us, our revenue, results of operations and financial condition may be adversely affected.

On the other hand, we may offer rebates to our advertisers. The level of rebates we offer to our advertisers is determined case by case with reference to the rebates and incentives we are entitled to receive from the relevant media (or its authorized agency), an advertiser’s committed total spend, our business relationships with such advertiser and the competitive landscape in the online advertising industry. If it emerges that an increase in the rate of rebate to our advertisers is necessary for us to remain competitive or align with the emerging competitive environment, our revenue and profitability may reduce.

Our ability to attract new media and to maintain relationship with existing media

We act as authorized agency for some popular online media to help them procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels. As media’s authorized agency, our relationships with the media are mainly governed by agency agreements which provide for, among other things, credit periods and the rebate polices offered to us. These agency agreements typically have a term of one year and are subject to renewal upon expiry. The commercial terms under the agency agreements are subject to renegotiation when they are renewed. Besides, media usually retain the right to terminate the authorized agency relationship based on business needs at their discretion based and, according to their internal performance assessment standards, determine whether to continue the collaboration with us.

If any media ends its cooperative relationship with us or terminates our authorized agency status or imposes commercial terms which are less favorable to us, or we fail to secure partnerships with new media partners, we may lose access to the relevant advertising channels, sustain advertiser deflection, and suffer revenue drop.

Results of Operations for the Six Months Ended June 30, 2025 and 2024

The following table summarizes the results of our operations during the six months ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended
	June 30,		Variance
	2025	2024	Amount	%
Revenues	$283,039	$46,175	$236,864	513.0%
Cost of revenues	(231,311)	(199,829)	(31,482)	15.8%
Gross profit (loss)	51,728	(153,654)	205,382	(133.7)%

Operating Expenses
Selling and marketing expenses	(134,898)	(90,755)	(44,143)	48.6%
General and administrative expenses	(1,488,283)	(1,970,012)	481,729	(24.5)%
(Provision for) reversal of expected credit losses	(2,656,130)	738,385	(3,394,515)	(459.7)%
Total Operating Expenses	(4,279,311)	(1,322,382)	(2,956,929)	223.6%

Loss from Operations	(4,227,583)	(1,476,036)	(2,751,547)	186.4%

Other Income (Expenses)
Interest income (expense), net	52,338	(31,448)	83,786	(266.4)%
Gains from short-term investments	72,521	201,733	(129,212)	(64.1)%
Subsidy income	—	1,891	(1,891)	(100.0)%
Other loss, net	(73,179)	(436,558)	363,379	(83.2)%
Total Other Income (Expenses), Net	51,680	(264,382)	316,062	(119.5)%

Loss Before Income Taxes	(4,175,903)	(1,740,418)	(2,435,485)	139.9%

Income tax expenses	—	—	—	0%

Net Loss	$(4,175,903)	$(1,740,418)	$(2,435,485)	139.9%

Revenues

We primarily generate our revenues from providing online marketing solutions. We recognize all our revenues on a net basis, which comprises of (i) rebates and incentives offered by publishers for procuring advertisers to place ads with them, which are typically calculated with reference to the advertising spend of our advertisers and are closely correlated to our gross billing from advertisers; and (ii) net fees from advertisers, which are essentially the fees we charge our advertisers (i.e. gross billing) net of the media costs we incurred on their behalf.

Our total revenues increased by approximately $0.2 million, or 513.0%, from approximately $46,200 for the six months ended June 30, 2024 to approximately $0.3 million for the six months ended June 30, 2025. The following table sets forth a breakdown of our revenues:

	For the Six Months Ended
	June 30,				Variance
	2025	%	2024	%	Amount	%
Rebates and incentives offered by publishers	$96,348	34.0%	$20,200	43.7%	$76,148	377.0%
Net fees from advertisers	186,691	66.0%	25,975	56.3%	160,716	618.7%
Total	$283,039	100.0%	$46,175	100.0%	$236,864	513.0%

The rebates and incentives offered by publishers decreased by approximately $76,100, or 377.0%, from approximately $20,200 for the six months ended June 30, 2024 to approximately $0.1 million for the six months ended June 30, 2024, which was caused by the increase in orders from our customers. The net fees from advertisers increased by approximately $0.2 million, or 618.7% from approximately $26,000 for the six months ended June 30, 2024 to approximately $0.2 million for the six months ended June 30, 2025, which was also caused by an increase in orders from our customers.

The following table sets forth a breakdown of revenues by services offered during the six months ended June 30, 2025 and 2024:

	For the Six Months Ended
	June 30,		Variance
	2025	2024	Amount	%
Revenue from SEM services	$150,707	$2,953	$147,754	5,003.5%
Revenue from Non-SEM services	$132,332	$43,222	$89,110	206.2%
Total	$283,039	$46,175	$236,864	513.0%

Revenues from SEM services consist of rebates and incentives offered by publishers. Revenues from SEM services were approximately $0.2 million and $3,000 for the six months ended June 30, 2025 and 2024, respectively. Our revenues from SEM services reached bottom for the six months ended June 30, 2024 as affected by the termination of our cooperation with Sogou. For the six months ended June 30, 2025, our revenues from SEM services slightly reborn.

Revenues from non-SEM services consist of both rebates and incentives offered by publishers and the net fees from advertisers. Revenues from non-SEM services increased from approximately $43,200 for the six months ended June 30, 2024 to approximately $0.1 million for the six months ended June 30, 2025, which was primarily caused by the increase in rebates earned from news feed ads media.

Cost of revenues

Our total cost of revenues increased by approximately $31,500, or 15.8%, from approximately $199,800 for the six months ended June 30, 2024 to approximately $231,300 for the six months ended June 30, 2025. Given that the revenues are recognized on a net basis, the cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges. The increase was primarily attributable to an increase of staff costs to work with increased projects.

Gross profit (loss)

As a result of changes in revenue and cost of revenues, we reported a gross profit of approximately $51,700 and a gross loss of approximately $0.2 million for the six months ended June 30, 2025 and 2024, respectively.

Operating expenses

Our operating expenses increased by approximately $3.0 million, or 223.6%, from $1.3 million for the six months ended June 30, 2024, to $4.3 million for the six months ended June 30, 2025. The increase in operating expenses was primarily caused by the changes in following expenses:

Selling and marketing expenses

Selling and marketing expenses primarily included payroll and welfare expenses incurred by sales and marketing personnel, business travel expenses, and entertainment expenses. Selling expenses increased by approximately $44,100, or 48.6%, from approximately $90,800 million for the six months ended June 30, 2024 to approximately $134,900 for the six months ended June 30, 2025. The increase in selling and marketing expenses was primarily due to an increase in payroll expenses of salespersons which was in line with increased revenues.

General and administrative expenses

General and administrative expenses primarily consist of payroll and welfare expenses incurred by administration department as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travelling and entertainment expenses, and consulting and professional fees. General and administrative expenses decreased from approximately $2.0 million for the six months ended June 30, 2024 to approximately $1.5 million for the six months ended June 30, 2025. The decrease was primarily due to a decrease of approximately $0.3 million in professional consulting services as we were engaged in two legal proceedings in the year of 2024 and a decrease of approximately $0.2 million in other expenses due to cost saving policies adopted within the Company.

(Provision for) reversal of expected credit losses

The following table sets forth a breakdown of (provision for) reversal of expected credit losses for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended
	June 30,		Variances
	2025	2024	Amount	%
(Provision for) reversal of expected credit losses of accounts receivables	$(2,694,737)	$749,688	$(3,444,425)	(459.4)%
Reversal of (provision for) expected credit losses of other current assets	38,607	(11,303)	49,910	(441.6)%
	$(2,656,130)	$738,385	$(3,394,515)	(459.7)%

(Provision for) reversal of expected credit losses of accounts receivables

For the six months ended June 30, 2025, we provided allowances of approximately $2.7 million for credit losses against long-aged accounts receivable. For the six months ended June 30, 2024, we reversed allowances of approximately $0.7 million for credit losses of accounts receivables due from these advertisers when we collected outstanding balance from advertisers.

Income tax expense

For the six months ended June 30, 2025 and 2024, we did not incur income tax expenses, as we incurred taxable losses.

Net Loss

As a result of the foregoing, we reported a net loss of approximately $4.2 million and $1.7 million for the six months ended June 30, 2025 and 2024, respectively.

Liquidity and Capital Resources

To date, we have financed the operations primarily through cash flow from operations, loans from third parties, and proceeds raised in our initial public offering. We plan to support our future operations primarily from cash generated from our operations and cash on hand, borrowings from third parties and bank borrowings, and proceeds from equity instrument financing, where necessary.

As reflected in the Company’s unaudited condensed consolidated financial statements, the Company had a net loss of approximately $4.2 million and $1.7 million for the six months ended June 30, 2025 and 2024, and reported a cash outflow of approximately $0.5 million and $1.3 million for the six months ended June 30, 2025 and 2024, respectively. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As of June 30, 2025, the Company had current assets of approximately $11.6 million, among which the Company had cash and cash equivalent of $1.2 million, short-term investments of $0.4 million and accounts receivable of $4.1 million. On the other hand, the balance of current liabilities of $9.2 million as of June 30, 2025 is expected to get paid in the twelve months ending June 30, 2026. The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of application of credit terms and bank borrowings. For the period from July 2025 through the date of this report, the Company borrowed bank loans of approximately $0.8 million (RMB 6 million) from two banks. On July 18, 2025, the Company sold certain real property owned and raised cash consideration of $0.8 million (RMB 5.6 million). Given the factors mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s unaudited condensed consolidated financial statements on going concern basis.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of the Company’s advertising business, the expansion of the Company’s sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to obtain credit terms from medias or access to financing on favorable terms in a timely manner or at all would materially and adversely affect the Company’s business, results of operations, financial condition, and growth prospects.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

Cash Flows

The following table presents the summary of our cash flows for the periods indicated:

	For the Six Months Ended
	June 30,
	2025	2024
Net cash used in operating activities	$(544,786)	$(1,274,344)
Net cash provided by investing activities	933,867	915,655
Net cash used in financing activities	(689,408)	—
Effect of exchange rate changes on cash and cash equivalents	40,669	(67,543)
Net decrease in cash and cash equivalents	(259,658)	(426,232)
Cash and cash equivalents at beginning of period	1,480,528	3,316,062
Cash and cash equivalents at end of period	$1,220,870	$2,889,830

Operating Activities

Net cash used in operating activities was approximately $0.5 million for the six months ended June 30, 2025, mainly derived from (i) net loss of approximately $4.2 million for the period adjusted for noncash provision for credit losses against doubtful accounts of approximately $2.7 million, (ii) net changes in our operating assets and liabilities, principally comprising of (a) an increase of accounts receivable of approximately $3.1 million, and (b) a decrease in prepayments of approximately $0.6 million and an increase of accounts payable of approximately $3.3 million as a result of delayed payments to our suppliers.

Net cash used in operating activities was approximately $1.3 million for the six months ended June 30, 2024. For the first half of 2024, net cash used in operating activities mainly derived from (i) net loss of approximately $1.7 million adjusted for noncash reversal of provision for expected credit loss of accounts receivable of approximately $0.7 million, (ii) net changes in our operating assets and liabilities, principally consisting of (a) an increase in accounts receivable of approximately $0.8 million, and (b) a decrease in prepayments of approximately $0.2 million to third parties, a decrease in prepayments of approximately $0.2 million to related parties and a decrease in accounts payable to third parties of approximately $1.1 million due to a decrease in purchase from advertisers.

Investing Activities

Net cash provided by investing activities amounted to approximately $1.0 million for the six months ended June 30, 2025, primarily provided by proceeds of approximately $1.4 million from redemption of short-term investments, partially offset by purchases of short-term investments of approximately $0.4 million, purchase of property and equipment of approximately $21,900 and purchase of intangible assets of approximately $1,300.

Net cash provided by investing activities was approximately $0.9 million for the six months ended June 30, 2024, which was primarily provided by redemption of short-term investments of approximately $1.2 million, partially offset by purchase of short-term investments of approximately $0.3 million.

Financing Activities

Net cash used in financing activities was approximately $0.7 million for the six months ended June 30, 2025, which was used in repayment of bank borrowings of approximately $0.7 million. We did not record cash provided by or cash used in financing activities for the six months ended June 30, 2024.

Capital Expenditures

Our capital expenditures were approximately $23,300 and $5,800 for the six months ended June 30, 2025 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Baosheng Media Group Holdings Limited is a holding company with no operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds is at our subsidiary’s discretion.

Research and Development, Patents and Licenses, etc.

As of the date of this report, we have registered (i) two trademarks in Hong Kong; (ii) one domain name in China; and (iii) 13 software copyrights in China.

We implement a set of comprehensive measures to protect our intellectual properties, in addition to making trademark and patent registration applications. Key measures include: (i) timely registration, filing and application for ownership of our intellectual properties, (ii) actively tracking the registration and authorization status of intellectual properties and take action in a timely manner if any potential conflicts with our intellectual properties are identified, (iii) clearly stating all rights and obligations regarding the ownership and protection of intellectual properties in all employment contracts and commercial contracts we enter into.

As of the date of this report, we have not been subject to any material dispute or claims for infringement upon third parties’ trademarks, licenses and other intellectual property rights in China.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management the allowance for expected credit losses as critical accounting estimates.

Allowance for credit losses for accounts receivable

Accounts receivables are recorded at the gross billing amount less an allowance for credit losses against any uncollectible accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf.

The Company’s estimation of allowance for credit losses considers factors such as on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. For the six months ended June 30, 2025, the Company provided allowance for expected credit losses of approximately $2.7 million for accounts receivable. For the six months ended June 30, 2024, the Company reversed allowance for expected credit losses of approximately $0.7 million for accounts receivable.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our unaudited condensed consolidated financial statements included elsewhere in the current report on Form 6-K to which this document forms a part.